Exhibit 99.1

Condensed Consolidated Interim Financial Statements
September 30, 2025 and 2024
(Unaudited)
(Expressed in U.S. dollars unless otherwise noted)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2025 and December 31, 2024
(Unaudited – in thousands of U.S. dollars)

As at	Note	September 30, 2025	December 31, 2024

ASSETS
Current assets
Cash and cash equivalents		$1,043,935	$856,797
Accounts receivable and other	4	209,636	190,676
Inventories	5	289,493	278,995
Current other assets	6	—	138,932
Current derivative assets	16	2,377	52
Assets held for sale		13,551	16,686
		1,558,992	1,482,138
Restricted cash		2,281	2,177
Deferred tax assets		19,487	19,487
Other assets	6	173,068	120,418
Non-current derivative assets	16	12,614	—
Property, plant and equipment		4,626,398	4,118,782
Goodwill		92,591	92,591
		$6,485,431	$5,835,593
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$472,273	$366,690
Current portion of lease liabilities		5,759	4,693
Current portion of asset retirement obligation		5,327	5,071
Current derivative liabilities	16	64,142	25,587
Liabilities associated with assets held for sale		10,459	10,133
		557,960	412,174
Debt	7	1,258,517	915,425
Lease liabilities		9,622	10,030
Employee benefit plan obligations		12,618	10,910
Asset retirement obligations		133,864	127,925
Non-current derivative liabilities	16	78,971	35,743
Deferred income tax liabilities		344,128	434,939
		2,395,680	1,947,146
Equity
Share capital	12	3,379,147	3,433,778
Shares held in trust for restricted share units	12	(12,891)	(12,970)
Contributed surplus		2,551,436	2,612,762
Accumulated other comprehensive income		6,735	56,183
Deficit		(1,823,222)	(2,193,163)
Total equity attributable to shareholders of the Company		4,101,205	3,896,590
Attributable to non-controlling interests		(11,454)	(8,143)
		4,089,751	3,888,447
		$6,485,431	$5,835,593

Approved on behalf of the Board of Directors

    (signed) Teresa Conway    Director            (signed) George Burns    Director
Date of approval: October 30, 2025

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2025	2024	2025	2024
Revenue
Metal sales	8	$434,727	$331,758	$1,241,696	$886,866

Cost of sales
Production costs		164,140	141,225	474,609	392,040
Depreciation and amortization		62,829	64,056	188,961	177,973
		226,969	205,281	663,570	570,013

Earnings from mine operations		207,758	126,477	578,126	316,853

Exploration and evaluation expenses		10,975	8,310	25,218	16,129
Mine standby costs		6,465	3,198	15,252	7,821
General and administrative expenses		8,784	7,281	25,371	27,040
Employee benefit plan expense		719	1,115	2,820	3,153
Share-based payments expense	13	6,802	4,083	15,347	9,808
Write-down of assets		3,261	2	8,426	1,412
Foreign exchange loss		32	2,527	24,840	979
Earnings from operations		170,720	99,961	460,852	250,511

Other (expense) income	9	(52,406)	32,773	(115,145)	18,553
Finance costs	10	(8,221)	(3,476)	(21,134)	(10,529)
Earnings from continuing operations before income tax		110,093	129,258	324,573	258,535
Income tax expense	11	53,917	28,223	54,604	65,986
Net earnings from continuing operations		56,176	101,035	269,969	192,549
Net loss from discontinued operations, net of tax		(1,122)	(9,770)	(6,578)	(12,268)
Net earnings for the period		$55,054	$91,265	$263,391	$180,281

Net earnings (loss) attributable to:
Shareholders of the Company		56,027	94,971	266,438	184,056
Non-controlling interests		(973)	(3,706)	(3,047)	(3,775)
Net earnings for the period		$55,054	$91,265	$263,391	$180,281

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		56,540	101,113	267,522	192,691
Discontinued operations		(513)	(6,142)	(1,084)	(8,635)
		$56,027	$94,971	$266,438	$184,056

Net (loss) earnings attributable to non-controlling Interests:
Continuing operations		(364)	(78)	2,447	(142)
Discontinued operations		(609)	(3,628)	(5,494)	(3,633)
		$(973)	$(3,706)	$(3,047)	$(3,775)

Weighted average number of shares outstanding:
Basic	12	202,742,582	204,520,670	204,129,778	203,770,089
Diluted	12	205,150,042	206,146,570	206,247,722	205,257,479

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$0.28	$0.46	$1.31	$0.90
Diluted earnings per share		$0.27	$0.46	$1.29	$0.90

Net earnings per share attributable to shareholders of the Company - Continuing operations:
Basic earnings per share		$0.28	$0.49	$1.31	$0.95
Diluted earnings per share		$0.28	$0.49	$1.30	$0.94

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Net earnings for the period	$55,054	$91,265	$263,391	$180,281
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	32,584	2,739	62,521	57,984
Income tax expense on change in fair value of investments in marketable securities	(4,388)	(339)	(8,394)	(7,787)
Actuarial (losses) gains on employee benefit plans	(359)	413	61	(342)
Income tax (expense) recovery on actuarial losses on employee benefit plans	(32)	(96)	(133)	82
Total other comprehensive income for the period	27,805	2,717	54,055	49,937
Total comprehensive income for the period	$82,859	$93,982	$317,446	$230,218

Total comprehensive income (loss) attributable to:
Shareholders of the Company	83,832	97,688	320,493	233,993
Non-controlling interests	(973)	(3,706)	(3,047)	(3,775)
	$82,859	$93,982	$317,446	$230,218

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2025	2024	2025	2024
Cash flows generated from (used in):
Operating activities
Net earnings from continuing operations		$56,176	$101,035	$269,969	$192,549
Adjustments for:
Depreciation and amortization		63,342	64,944	190,374	180,608
Finance costs	10	8,221	3,476	21,134	10,529
Interest income	9	(8,561)	(6,060)	(25,782)	(17,346)
Foreign exchange (gain) loss		(694)	1,797	23,991	3,134
Income tax expense	11	53,917	28,223	54,604	65,986
Loss (gain) on disposal of assets		441	273	(6,618)	830
Unrealized loss on derivative contracts	9	22,194	33,055	66,844	61,908
Write-down of assets		3,261	2	8,426	1,412
Share-based payments expense	13	6,802	4,083	15,347	9,808
Employee benefit plan expense		719	1,115	2,820	3,153
Non-cash gain on deferred consideration	4	—	(60,000)	—	(60,000)
		205,818	171,943	621,109	452,571
Property reclamation payments		(1,284)	(926)	(3,688)	(2,419)
Employee benefit plan payments		(298)	(255)	(1,087)	(1,175)
Income taxes paid		(29,316)	(10,308)	(120,136)	(59,349)
Interest received		8,561	6,060	25,782	17,346
Changes in non-cash operating working capital	14	(13,273)	14,385	(63,194)	(18,575)
Net cash generated from operating activities of continuing operations		170,208	180,899	458,786	388,399
Net cash (used in) generated from operating activities of discontinued operations		(151)	(75)	158	(293)

Investing activities
Additions to property, plant and equipment		(242,517)	(169,337)	(592,207)	(423,117)
Capitalized interest paid		(8,437)	(9,136)	(28,457)	(23,224)
Proceeds from the sale of property, plant and equipment		244	232	724	248
Proceeds from sale of mining licenses		—	—	2,500	—
Value added taxes related to mineral property expenditures, net		(5,954)	(5,968)	(7,005)	(8,593)
Cash received from deferred consideration	4	60,000	—	60,000	—
(Purchase) sale of investments in marketable securities		(13,961)	—	141,117	(11,130)
Deposits on property, plant and equipment		(1,484)	—	(10,750)	—
Decrease in other investments		—	—	—	1,136
Net cash used in investing activities of continuing operations		(212,109)	(184,209)	(434,078)	(464,680)

Financing activities
Issuance of common shares for cash, net of share issuance costs		1,575	1,340	9,102	13,659
Contributions from (distributions to) non-controlling interests		53	—	(264)	173
Proceeds from Term Facility - Commercial loans and RRF loans	7	97,884	92,207	278,494	218,810
Proceeds from VAT Facility	7	26,329	18,034	63,888	37,340
Repayments of VAT Facility	7	(25,664)	(15,473)	(54,068)	(30,962)
Term Facility commitment fees		—	—	(1,372)	(2,201)
Interest paid		(9,174)	(10,058)	(19,601)	(20,097)
Principal portion of lease liabilities		(1,401)	(1,202)	(3,927)	(3,366)
Purchase of shares for cancellation	12	(78,793)	—	(123,381)	—
Purchase of shares held in trust for restricted share units	12	(3,955)	—	(8,181)	(958)
Net cash generated from financing activities of continuing operations		6,854	84,848	140,690	212,398

Effect of exchange rates on cash and cash equivalents		410	—	21,740	—

Net (decrease) increase in cash and cash equivalents		(34,788)	81,463	187,296	135,824

Cash and cash equivalents - beginning of period		1,078,572	595,052	856,797	540,473
Change in cash in disposal group held for sale		151	75	(158)	293
Cash and cash equivalents - end of period		$1,043,935	$676,590	$1,043,935	$676,590

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2025	2024	2025	2024
Share capital
Balance beginning of period		$3,423,439	$3,431,267	$3,433,778	$3,413,365
Shares issued upon exercise of share options		1,502	1,465	9,913	13,784
Shares issued upon redemption of performance share units		—	—	5,282	499
Transfer of contributed surplus on exercise of options		565	595	3,749	5,679
Shares repurchased and cancelled, including tax		(42,467)	—	(68,872)	—
Shares repurchased and not yet cancelled		(3,892)	—	(3,892)	—
Share issuance costs		—	—	(811)	—
Balance end of period	12	$3,379,147	$3,433,327	$3,379,147	$3,433,327

Shares held in trust for restricted share units
Balance beginning of period		$(9,162)	$(12,157)	$(12,970)	$(19,263)
Shares purchased and held in trust for restricted share units		(3,954)	—	(8,180)	(958)
Shares released for settlement of restricted share units		225	191	8,259	8,255
Balance end of period	12	$(12,891)	$(11,966)	$(12,891)	$(11,966)

Contributed surplus
Balance beginning of period		$2,583,047	$2,607,572	$2,612,762	$2,617,216
Shares repurchased and cancelled		(33,876)	—	(52,950)	—
Share-based payment arrangements		3,055	3,064	8,914	7,067
Shares redeemed upon exercise of restricted share units		(225)	(191)	(8,259)	(8,255)
Shares redeemed upon exercise of performance share units		—	—	(5,282)	(499)
Transfer to share capital on exercise of options		(565)	(595)	(3,749)	(5,679)
Balance end of period		$2,551,436	$2,609,850	$2,551,436	$2,609,850

Accumulated other comprehensive (loss) income
Balance beginning of period		$(21,070)	$42,469	$56,183	$(4,751)
Other comprehensive earnings for the period attributable to shareholders of the Company		27,805	2,717	54,055	49,937
Reclassification of accumulated other comprehensive income on derecognition of investment in marketable securities		—	—	(103,503)	—
Balance end of period		$6,735	$45,186	$6,735	$45,186

Deficit
Balance beginning of period		$(1,879,249)	$(2,399,335)	$(2,193,163)	$(2,488,420)
Net earnings attributable to shareholders of the Company		56,027	94,971	266,438	184,056
Reclassification of accumulated other comprehensive income on derecognition of investment in marketable securities		—	—	103,503	—
Balance end of period		$(1,823,222)	$(2,304,364)	$(1,823,222)	$(2,304,364)
Total equity attributable to shareholders of the Company		$4,101,205	$3,772,033	$4,101,205	$3,772,033

Non-controlling interests
Balance beginning of period		$(10,534)	$(6,078)	$(8,143)	$(6,182)
Loss attributable to non-controlling interests		(973)	(3,706)	(3,047)	(3,775)
Contributions from (distributions to) non-controlling interests		53	—	(264)	173
Balance end of period		$(11,454)	$(9,784)	$(11,454)	$(9,784)
Total equity		$4,089,751	$3,762,249	$4,089,751	$3,762,249

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkiye, Canada, and Greece.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated under the Canada Business Corporations Act.
The Company's head office and principal address is located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2024.
The same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements except as described below for adoption of new accounting standards and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
All amounts are presented in U.S. dollars ("$") unless otherwise stated.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on October 30, 2025.
(b)Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the audited annual consolidated financial statements as at and for the year ended December 31, 2024.

3. Material accounting policies
Adoption of new accounting standards
The following amendments to standards were effective for annual periods beginning on or after January 1, 2025:
•Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates
There was no material impact on the Company's consolidated financial statements from the adoption of these amendments.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
4. Accounts receivable and other

	September 30, 2025	December 31, 2024

Trade receivables	$97,170	$57,832
Value added tax and other taxes recoverable	53,686	30,984
Other receivables and advances	33,457	21,128
Prepaid expenses and deposits	25,323	20,732
Deferred consideration (i)	—	60,000
	$209,636	$190,676
(i) On October 27, 2021, the Company completed a sale of the Tocantinzinho Project ("TZ"), a non-core gold asset, located in Brazil. The Company entered into a definitive agreement (the "GMIN Agreement") with G Mining Ventures Corp. (“GMIN”) to divest TZ. Under the terms of the GMIN Agreement, Eldorado was due to receive a deferred consideration of $60.0 million in cash, payable on or before the first anniversary following TZ commencing commercial production (“Deferred Consideration”). GMIN declared commercial production on September 3, 2024 and paid the deferred consideration to Eldorado on September 3, 2025. The $60.0 million gain was recognized in other (expense) income in Q3 2024 (Note 9).

5. Inventories

	September 30, 2025	December 31, 2024

Ore stockpiles	$14,270	$15,286
In-process inventory and finished goods	154,212	137,599
Materials and supplies	121,011	126,110
	$289,493	$278,995
The presentation of the prior period amounts were amended to conform with the presentation adopted in the current period, specifically the reclassification of amounts between line items in the note.

6. Other assets

	September 30, 2025	December 31, 2024

Investments in marketable securities and debt securities	$88,829	$172,168
Value added tax and other taxes recoverable	77,051	77,610
Prepaid loan costs	2,433	3,489
Deposits and other	4,755	6,083
	$173,068	$259,350
Less: current marketable securities and debt securities (i)	—	(138,932)
Non-current other assets	$173,068	$120,418
(i) The remaining GMIN investment held at December 31, 2024 was sold in January 2025 for CDN $223.1 million ($155.1 million).

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
7. Debt

	September 30, 2025	December 31, 2024

Senior Notes, net of unamortized transaction fees of $3,890 (2024 – $4,525) and initial redemption option of $2,667 (2024 - $3,103)	$498,778	$498,578
Redemption option derivative asset	(16,172)	(7,575)
Commercial Loan Facility, net of unamortized transaction fees of $20,918 (2024 - $21,751)	543,120	293,550
RRF Facility, net of unamortized transaction fees of $5,153 (2024 - $5,445)	210,176	119,935
VAT Facility, net of unamortized transaction fees of $391 (2024 - $559)	22,615	10,937
	$1,258,517	$915,425
(a) Senior Notes
On August 26, 2021, the Company completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Senior Notes”). The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The Senior Notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company.
The Senior Notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The increase in fair value for the nine months ended September 30, 2025 is $8.6 million (nine months ended September 30, 2024 – $7.0 million) and the increase in fair value for the three months ended September 30, 2025 is $0.7 million (three months ended September 30, 2024 – $5.0 million). The changes in fair value are recognized in finance costs (Note 10).
The Senior Notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants as at September 30, 2025.
The fair market value of the Senior Notes as at September 30, 2025 is $500.3 million (December 31, 2024 – $491.4 million).
(b) Skouries Project Financing Facility
On April 5, 2023, the Company entered into a project financing facility for the development of the Skouries Project in Northern Greece. This includes a €480.4 million commercial loan facility ("Commercial Loan Facility"), €200.0 million of funds from the Greek Recovery and Resilience Fund ("RRF Facility") and a contingent overrun facility ("Contingent Overrun Facility") for an additional €60.0 million (the Commercial Loan Facility, the RRF Facility and the Contingent Overrun Facility, together the "Term Facility"). The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries Project and the Hellas Gold operating assets. The project financing facility also includes a €30.0 million revolving credit facility ("VAT Facility") to fund reimbursable value added tax expenditures relating to the Skouries Project.
The Company's equity commitment for the project is backstopped by a letter of credit in the amount of €256.8 million ($301.6 million) as at September 30, 2025 (December 31, 2024 – €106.3 million ($110.5 million)), issued under the Company's $350.0 million revolving senior secured credit facility ("Credit Facility") (Note 7(c)). The letter of credit will be reduced Euro for Euro as the Company invests further equity in the Skouries Project.
The Term Facility includes the following components:
i.Commercial Loan Facility - €480.4 million at a variable interest rate comprised of 6-month Euribor plus a fixed margin, with 70% of the variable rate exposure economically hedged through an interest rate swap for the term of the facility (Note 16(d)(ii)).

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
7. Debt (continued)
(b) Skouries Project Financing Facility (continued)
ii.RRF Facility - €100.0 million at a fixed interest rate of 3.04% and €100.0 million at a fixed interest rate of 4.06%, both for the term of the facility.
iii.Contingent Overrun Facility - €60.0 million for additional capital costs at a variable interest rate comprised of 6-month Euribor plus a fixed margin with 70% of the variable rate exposure economically hedged through an interest rate swap for the term of the facility (Note 16(d)(ii)).
In the nine months ended September 30, 2025, the Company completed drawdowns on the Term Facility totalling €238.8 million ($278.5 million), including €176.9 million ($206.3 million) of commercial loans and €61.9 million ($72.2 million) from the RRF loans. Additionally, in the nine months ended September 30, 2025, the Company completed drawdowns on the VAT Facility totalling €56.6 million ($63.9 million) and made repayments of €48.1 million ($54.1 million) during the period.
As at September 30, 2025, cumulative drawdowns on the Term Facility since inception amount to €680.4 million ($798.9 million) and the Commercial Loan Facility and the RRF Facility are now fully drawn.
In accordance with the requirements of the Term Facility, the Company has entered into hedging arrangements including gold and copper commodity swaps, interest rate swaps, U.S. dollar to Euro forward contracts and gold collars (Note 16(d)).
In January 2025, Eldorado exercised a deferral option, which extends drawings from the Term Facility through the earlier of August 26, 2026, or three months following completion of the Skouries Project. Due to Eldorado exercising this deferral option, repayment of the Term Facility will commence on December 31, 2026, with 13 semi-annual installments, through to December 31, 2032.
Proceeds from the VAT Facility will be drawn and repaid on a revolving basis, with a maturity date of the earlier of June 30, 2027 or 18 months following completion of the Skouries Project.
The Term Facility contains a number of standard financial covenants, including debt service and leverage ratios. The Company is in compliance with its covenants as at September 30, 2025.
As at September 30, 2025, €182.8 million ($214.6 million) (December 31, 2024 - €157.3 million ($163.4 million)) of cash and cash equivalents are designated for the use of constructing the Skouries Project and to fund reimbursable VAT expenditures relating to the Skouries Project.
(c) Senior Secured Credit Facility
On June 27, 2024, the Company entered into an agreement with a syndicate of lenders to increase the existing revolving senior secured credit facility ("Credit Facility") from $250 million to $350 million, with an option to increase the available credit by $100 million through an accordion feature, and to extend the facility to a maturity date of June 27, 2028.
The Company's equity commitment for the Skouries Project is backstopped by a letter of credit issued under the Company's Credit Facility. As at September 30, 2025, after taking into account investments in the Skouries Project to date and revised costs to complete, the amount outstanding under the letter of credit for Skouries was €256.8 million ($301.6 million) and the Company's available balance on the Credit Facility was $48.1 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries Project.
The Credit Facility is subject to standard conditions and covenants. At September 30, 2025, the Company was in compliance with the applicable covenants. The Company is required to comply with covenants which include an interest coverage ratio (maintain an interest coverage ratio with respect to each rolling four quarter period of not less than 3.00:1.00) and a net leverage ratio (maintain a net leverage ratio with respect to each rolling four quarter period of not more than 3.50:1.00).

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
8. Revenue
For the three months ended September 30, 2025, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$129,153	$160,019	$—	$289,172
Gold revenue - concentrate	70,628	—	44,077	114,705
Silver revenue - doré	1,309	677	—	1,986
Silver revenue - concentrate	2,099	—	11,002	13,101
Lead revenue - concentrate	—	—	4,226	4,226
Zinc revenue - concentrate	—	—	5,469	5,469
Revenue from contracts with customers	$203,189	$160,696	$64,774	$428,659
Provisional adjustments on current year concentrate sales	5,319	—	1,873	7,192
Provisional adjustments on prior year concentrate sales	(267)	—	(857)	(1,124)
	$208,241	$160,696	$65,790	$434,727
For the three months ended September 30, 2024, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$101,491	$111,166	$—	$212,657
Gold revenue - concentrate	49,740	—	43,431	93,171
Silver revenue - doré	728	387	—	1,115
Silver revenue - concentrate	1,488	—	9,714	11,202
Lead revenue - concentrate	—	—	5,536	5,536
Zinc revenue - concentrate	—	—	8,598	8,598
Revenue from contracts with customers	$153,447	$111,553	$67,279	$332,279
Provisional adjustments on current year concentrate sales	887	—	(1,674)	(787)
Provisional adjustments on prior year concentrate sales	165	—	101	266
	$154,499	$111,553	$65,706	$331,758
The presentation of the prior period table above was amended to conform with the presentation adopted in the current period including the reclassification of amounts between line items in the note.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
8. Revenue (continued)
For the nine months ended September 30, 2025, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$405,879	$445,913	$—	$851,792
Gold revenue - concentrate	188,162	—	127,944	316,106
Silver revenue - doré	4,171	1,624	—	5,795
Silver revenue - concentrate	5,314	—	27,309	32,623
Lead revenue - concentrate	—	—	12,116	12,116
Zinc revenue - concentrate	—	—	16,622	16,622
Revenue from contracts with customers	$603,526	$447,537	$183,991	$1,235,054
Provisional adjustments on current year concentrate sales	8,031	—	1,399	9,430
Provisional adjustments on prior year concentrate sales	4,425	—	(7,213)	(2,788)
	$615,982	$447,537	$178,177	$1,241,696

For the nine months ended September 30, 2024, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$270,772	$306,552	$—	$577,324
Gold revenue - concentrate	140,096	—	107,119	247,215
Silver revenue - doré	2,490	1,294	—	3,784
Silver revenue - concentrate	4,645	—	23,668	28,313
Lead revenue - concentrate	—	—	14,628	14,628
Zinc revenue - concentrate	—	—	16,227	16,227
Revenue from contracts with customers	$418,003	$307,846	$161,642	$887,491
Provisional adjustments on current year concentrate sales	3,034	—	431	3,465
Provisional adjustments on prior year concentrate sales	1,142	—	(5,232)	(4,090)
	$422,179	$307,846	$156,841	$886,866

The presentation of the prior period table above was amended to conform with the presentation adopted in the current period including the reclassification of amounts between line items in the note.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
9. Other (expense) income

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Unrealized loss on derivative instruments	$(22,194)	$(33,055)	$(66,844)	$(61,908)
Realized (loss) gain on derivative instruments	(38,285)	(39)	(79,625)	423
Interest income	8,561	6,060	25,782	17,346
Gain on sale of the Tocantinzinho project (Note 4)	—	60,000		60,000
Other	(488)	(193)	5,542	2,692
	$(52,406)	$32,773	$(115,145)	$18,553

10. Finance costs

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Interest cost on Senior Notes	$7,880	$7,876	$23,637	$23,625
Interest cost on Project Financing Facility	9,997	5,270	25,489	11,581
Change in fair value of redemption option derivative (Note 7)	(675)	(5,020)	(8,597)	(7,049)
Discount on disposal of marketable securities	—	—	5,147	—
Other interest and financing costs	2,453	2,561	5,331	1,013
Asset retirement obligation accretion	1,479	1,217	4,436	3,651
Interest expense on lease liabilities	517	431	1,356	1,222
Total finance costs	$21,651	$12,335	$56,799	$34,043
Less: capitalized interest	(13,430)	(8,859)	(35,665)	(23,514)
	$8,221	$3,476	$21,134	$10,529

11. Income tax expense

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Current tax expense	$52,241	$39,634	$143,994	$72,813
Deferred tax expense (recovery)	1,676	(11,411)	(89,390)	(6,827)
	$53,917	$28,223	$54,604	$65,986
Deferred tax includes the recognition of a $73.5 million deferred tax asset on tax attributes that became available in Q1 2025.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
12. Share capital and earnings per share
(a) Share capital

	2025		2024
Voting common shares	Number of Shares	Total	Number of Shares	Total

Issued and outstanding, beginning of year	204,946,024	$3,433,778	203,138,351	$3,413,365
Shares issued upon exercise of share options	965,857	9,913	1,743,271	13,784
Estimated fair value of share options exercised transferred from contributed surplus	—	3,749	—	5,679
Shares issued on redemption of PSU's	284,411	5,282	27,874	499
Shares purchased and cancelled (i)	(4,921,608)	(68,872)	—	—
Share issuance cost	—	(811)	—	—
Issued and outstanding, September 30	201,274,684	$3,383,039	204,909,496	$3,433,327
Shares purchased and not yet cancelled	(230,441)	(3,892)	—	—
Share Capital - balance at the end of the period	201,044,243	$3,379,147	204,909,496	$3,433,327

Shares held in trust for restricted share units, beginning of year	(344,839)	(12,970)	(762,819)	(19,263)
Purchased and held in trust for future settlement of restricted share units (ii)	(408,000)	(8,180)	(82,000)	(958)
Released for settlement of restricted share units	282,037	8,259	561,980	8,255
Shares held in trust for restricted share units, September 30	(470,802)	(12,891)	(282,839)	(11,966)
Issued and outstanding, net of shares held in trust, September 30	200,803,882	$3,370,148	204,626,657	$3,421,361

i)    During the nine months ended September 30, 2025, 5,152,049 shares were purchased by the Company (of which 4,921,608 shares were cancelled) in accordance with its normal course issuer bid ("NCIB") at an average price of $23.95 per share for total consideration of $123.4 million (nine months ended September 30, 2024 – Nil). $52.9 million of the consideration paid was recorded in contributed surplus.

ii)    During the nine months ended September 30, 2025, 408,000 additional shares were purchased in accordance with the NCIB at an average price of $20.05 per share for total consideration of $8.2 million (nine months ended September 30, 2024 – 82,000 shares at an average price of $11.69 for a total consideration of $1.0 million). These shares were held in trust by a third-party trustee to facilitate the settlement of the Company's obligations under its restricted share unit plan.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
12. Share capital and earnings per share (continued)
(b) Earnings per share
The weighted average number of common shares for the purpose of diluted earnings per share reconciles to the weighted average number of common shares used in the calculation of basic earnings per share as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Weighted average number of common shares used in the calculation of basic earnings per share	202,742,582	204,520,670	204,129,778	203,770,089
Dilutive impact of share options	1,119,963	762,096	942,969	639,606
Dilutive impact of restricted share units and restricted share units with performance criteria	387,910	294,125	339,404	428,958
Dilutive impact of performance share units	899,587	569,679	835,571	418,826
Weighted average number of common shares used in the calculation of diluted earnings per share	205,150,042	206,146,570	206,247,722	205,257,479
As at September 30, 2025, 506 options (September 30, 2024 – 16,218) were excluded from the dilutive weighted-average number of common shares calculation because their effect would have been anti-dilutive.

13. Share-based payments expense

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Share options	$1,102	$1,009	$3,078	$2,794
Restricted share units - no performance criteria	1,185	966	3,387	2,569
Restricted share units - performance criteria	—	—	—	(630)
Performance share units	768	1,089	2,449	2,334
Deferred units	3,747	1,019	6,433	2,741
	$6,802	$4,083	$15,347	$9,808

14. Supplementary cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Changes in non-cash working capital:
Accounts receivable and other	$(28,223)	$(19,553)	$(53,056)	$(20,586)
Inventories	(2,776)	(13,670)	(19,538)	(31,515)
Accounts payable and accrued liabilities	17,726	47,608	9,400	33,526
	$(13,273)	$14,385	$(63,194)	$(18,575)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
15. Commitments and contractual obligations
The Company's commitments and contractual obligations that had significant changes as at September 30, 2025 compared to December 31, 2024 include:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total

Debt	$—	$118,870	$95,863	$87,874	$119,829	$399,429	$821,865
Purchase obligations	$1,189	$924	$3	$—	$—	$—	$2,116
Leases	$7,994	$6,283	$2,823	$1,998	$1,216	$4,495	$24,809
Debt obligations represent required repayments of principal for the Term Facility and VAT Facility and excludes interest on debt. Purchase obligations relate primarily to contractual obligations at Olympias.

16. Derivative financial instruments

	September 30, 2025	December 31, 2024

Assets
Foreign currency collars (a)	$1,255	$—
Foreign currency forward contracts - Term Facility (d(iii))	13,495	—
Warrants	241	52
Total derivative assets	$14,991	$52

Classified as:	September 30, 2025	December 31, 2024

Current	$2,377	$52
Non-Current	12,614	—
	$14,991	$52

	September 30, 2025	December 31, 2024

Liabilities
Foreign currency collars (a)	$—	$194
Euro forward contracts (b)	—	2,353
Gold collars (c)	59,948	20,465
Gold commodity swaps - Term Facility (d(i))	55,241	18,149
Copper commodity swaps - Term Facility (d(i))	10,352	3,165
Interest rate swaps - Term Facility (d(ii))	11,695	12,167
Foreign currency forward contracts - Term Facility (d(iii))	—	4,837
Gold collars - Term Facility (d(iv))	5,877	—
Total derivative liabilities	$143,113	$61,330

Classified as:	September 30, 2025	December 31, 2024

Current	$64,142	$25,587
Non-Current	78,971	35,743
	$143,113	$61,330

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
16. Derivative financial instruments (continued)
(a)Foreign Currency Collars
In December 2024, the Company entered into zero-cost collars that mature monthly from January to December 2025 (Canadian dollar collars - $7.5 million monthly; Euro collars - $6.0 million monthly).
These derivatives are not designated as hedging instruments. Changes in the fair value of the foreign currency collars are recorded in other (expense) income.
As at September 30, 2025, the Company's outstanding currency derivative instruments were as follows:

2025

Canadian dollar collar contracts	$22,500
Weighted average put strike price (USD:CDN)	1.33
Weighted average call strike price (USD:CDN)	1.55

Euro collar contracts	$18,000
Weighted average put strike price (EUR:USD)	1.10
Weighted average call strike price (EUR:USD)	1.00
During the nine months ended September 30, 2025, Canadian dollar collars totalling $67.5 million expired without financial settlement. Euro collars totalling $18.0 million expired without financial settlement and Euro collars totalling $36.0 million expired with financial settlement on which a $1.7 million realized gain was recognized.
During the three months ended September 30, 2025, Canadian dollar collars totalling $22.5 million expired without financial settlement, and Euro collars totalling $18.0 million expired with financial settlement on which a $1.1 million realized gain was recognized.

(b)Euro Forward Contracts
In August 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries project and from June 30, 2024 to May 31, 2025, €5.0 million was delivered to the Company every month at a forward rate of EUR/USD 1.1160.
In October 2023, the Company entered into additional foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate and from June 2024 to May 2025, €2.5 million was delivered to the Company every month at a forward rate of EUR/USD 1.0785. The foreign currency forward contracts were not designated as hedging instruments.
During the nine months ended September 30, 2025, €37.5 million was delivered to the Company, on which a $0.7 million realized loss was recognized (nine months ended September 30, 2024 - $0.3 million realized loss). Changes in the fair value of the forward contracts and settlement (losses) gains have been recorded in other (expense) income.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
16. Derivative financial instruments (continued)
(c)Gold Collars
In May 2023, the Company entered into zero-cost collars to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025.
These derivatives are not designated as hedging instruments. Changes in the fair value of the gold collars are recorded in other (expense) income.
As at September 30, 2025, the Company's outstanding gold collars were as follows:

2025

Gold ounces	50,001
Weighted average put strike price per ounce	US$1,900
Weighted average call strike price per ounce	US$2,667
During the nine months ended September 30, 2025, 150,003 ounces were settled (nine months ended September 30, 2024 – 150,003 expired), on which a $79.8 million realized derivative loss was recognized (nine months ended September 30, 2024 – nil). During the three months ended September 30, 2025, 50,001 ounces were settled (three months ended September 30, 2024 – 50,001 expired), on which a $39.4 million realized derivative loss was recognized (three months ended September 30, 2024 – nil).
(d)Term Facility Derivative Arrangements
(i) Gold and Copper Commodity Swaps - Term Facility
In April 2023, in conjunction with the Term Facility, the Company entered into gold and copper commodity swap contracts for settlement on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026. The gold commodity swap contracts total 32,000 ounces at a forward price of US$2,160 per ounce and will be financially settled. The copper commodity swap contracts total 6,160 tonnes of copper at a forward price of US$8,525 per tonne and will be financially settled.
These derivatives have not been designated as hedging instruments. Changes in the fair value of the gold and copper commodity swaps are recorded in other (expense) income.
(ii) Interest Rate Swaps - Term Facility
In April 2023, in conjunction with the Term Facility, the Company entered into interest rate swaps covering 70% of the variable interest rate exposure under the six-months Euribor index, excluding the Contingent Overrun Facility. The interest rate swaps have a fixed rate of 3.11% and mature on December 31, 2032. The interest payment frequency is every six months.
In June 2024, the Company entered into interest rate swaps covering 70% of the variable interest rate exposure of the Contingent Overrun Facility, under the six-months Euribor index. The interest rate swaps have a fixed rate of 2.748% and mature on December 31, 2032. The interest payment frequency is every six months.
The interest rate swaps have not been designated as hedging instruments. Changes in the fair value of the interest rate swaps are recorded in other (expense) income.
During the nine months ended September 30, 2025, interest rate swap settlements resulted in a realized loss of $0.9 million for the Company (nine months ended September 30, 2024 – $0.7 million realized gain).

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
16. Derivative financial instruments (continued)
(d) Term Facility Derivative Arrangements (continued)
(iii) Foreign Currency Forward Contracts - Term Facility
In April 2023, in conjunction with the Term Facility, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments. From June 30, 2026 to December 31, 2029, €17.0 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1473. From June 28, 2030 to December 30, 2032, €11.4 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1704.
The foreign currency forward contracts have not been designated as hedging instruments. Changes in the fair value of the foreign currency forward contracts will be recorded in other (expense) income.
(iv) Gold Collars - Term Facility
In July 2025, as required under the Term Facility, the Company entered into zero-cost collars which settle monthly covering the period from July 1, 2027 to December 31, 2027. The gold collars total 28,000 ounces with a put strike price of $3,000 per ounce and a call strike price of $4,537 per ounce.
These derivatives have not been designated as hedging instruments. Changes in the fair value of the gold collars are recorded in other (expense) income.
17. Financial instruments by category
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
17. Financial instruments by category (continued)
The table below provides the carrying value and fair value of financial instruments at September 30, 2025 and December 31, 2024. There were no amounts transferred between levels of the fair value hierarchy during the period. Financial assets and liabilities carried at amortized cost and whose carrying amount approximates fair values due to their short-term maturities are excluded from the table including cash and cash equivalents, term deposits, restricted cash, accounts receivable and other, other assets, accounts payable and accrued liabilities.

	September 30, 2025			December 31, 2024
	Carrying amount		Fair value	Carrying amount		Fair value
	Level 1(11)	Level 2		Level 1(11)	Level 2

Marketable securities (1)	$83,078	$—	$83,078	$166,723	$—	$166,723
Debt securities (2)	5,751	—	5,751	5,445	—	5,445
Trade receivables - doré (3)	—	15,119	15,119	—	—	—
Trade receivables - concentrate (4)	—	82,051	82,051	—	57,832	57,832
Deferred consideration (5)	—	—	—	—	60,000	60,000
Deferred unit liability (6)	(11,621)	—	(11,621)	(5,778)	—	(5,778)
Senior Notes, excluding derivative asset (7)	—	(498,778)	(500,300)	—	(498,578)	(491,350)
Redemption option derivative asset (8)	—	16,172	16,172	—	7,575	7,575
Project financing facility (9)	—	(775,911)	(775,911)	—	(424,422)	(424,422)
Derivative assets (10)	—	14,991	14,991	—	52	52
Derivative liabilities (10)	—	(143,113)	(143,113)	—	(61,330)	(61,330)
Net financial assets (liabilities)	$77,208	$(1,289,469)	$(1,213,783)	$166,390	$(858,871)	$(685,253)

(1)Marketable securities include publicly-traded equity investments classified as fair value through other comprehensive income.
(2)Debt securities include publicly-traded debt securities classified as fair value through other comprehensive income.
(3)Trade receivables (doré) are amounts due from customers for the sale of doré in the ordinary course of business. Trade receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest rate method and are recorded net of lifetime expected credit losses.
(4)Trade receivables (concentrate) arise from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss with fair value determined based on forward metal prices for the quotational period. Changes in fair value are recorded in revenue.
(5)The deferred consideration is carried at amortized cost and approximates fair value (Note 4).
(6)Deferred units liability classified as fair value through profit and loss with fair value based on observable prices in active markets.
(7)Senior Notes, excluding the redemption option derivative asset (Note 7), is carried at amortized cost. The fair value of the Senior Notes is based on observable prices in inactive markets.
(8)The redemption option derivative asset is an embedded derivative separately recognized to reflect the redemption features of the Senior Notes and is classified as fair value through profit and loss (Note 7) with fair value based on models using observable interest rate inputs. Changes in fair value are recorded in finance costs.
(9)The project financing facility includes the Term Facility and the VAT Facility (Note 7), and is carried at amortized cost. The fair value approximates the carrying amount.
(10)Derivative assets and liabilities are classified as fair value through profit and loss (Note 16) with fair value based on observable prices in active markets.
(11)The fair value of financial instruments traded in active markets are based on quoted market prices at the date of the statements of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
18. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at September 30, 2025 are outlined below.
Foreign Exchange Risk
The Company is exposed to foreign exchange risk arising from transactions denominated in foreign currencies, particularly from its operations in Turkiye, Canada and Greece.
The Company continues to use zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar (Note 16(a)) at the Olympias mine and Lamaque Complex, respectively.
In conjunction with the Term Facility, the Company also uses foreign currency forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments (Note 16(d)(iii)), reducing its exposure to foreign exchange risk.
Metal Price and Global Market Risk
The Company is subject to price risk for fluctuations in the market price of gold and other metals.
As required under the Term Facility, the Company uses gold and copper commodity swap contracts and gold collars, reducing its exposure to fluctuations in future metal prices. The swap contracts settle on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026 (Note 16(d)(i)), and the gold collars settle monthly covering the period from July 1, 2027 to December, 31 2027 (Note 16(d)(iv)).
The Company also uses zero-cost gold collars to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025 (Note 16(c)).
Interest Rate Risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
Borrowings under the Term Facility include amounts at variable rates based on six-months EURIBOR index. To reduce interest rate risk, the Company has entered into an interest rate swap covering 70% of the variable interest rate exposure related to the Term Facility (Note 16(d)(ii)).
Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company also monitors the credit ratings of all financial institutions in which it holds cash and investments.
Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.
The Company's equity commitment for the Skouries project is backstopped by a letter of credit issued under the Credit Facility. As at September 30, 2025, after giving effect to investments in the project to date (including the proceeds from the EBRD investment), the amount outstanding under the letter of credit for Skouries was €256.8 million ($301.6 million) and the Company's available balance on the revolving credit facility was $48.1 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries Project.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
19. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or “CODM”) in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings (loss) from mine operations, expenditures on exploration, income tax expense (recovery), property, plant and equipment, and total debt. As at September 30, 2025, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkiye reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkiye. The Canada reporting segment includes Lamaque Complex and exploration activities in Canada. The Greece reporting segment includes the Olympias mine, the Skouries and Perama Hill projects and exploration activities in Greece. The Greece segment also includes the Stratoni mine and mill, which transitioned to care and maintenance during 2022. The Romania reporting segment includes the Certej Project and exploration activities in Romania, and is classified as a disposal group held for sale at September 30, 2025. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the reporting segments share similar economic characteristics and have been aggregated accordingly.

As at and for the three months ended September 30, 2025	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$208,241	$160,696	$65,790	$—	$—	$434,727
Production costs	82,385	35,989	45,766	—	—	164,140
Depreciation and amortization	29,807	20,401	12,621	—	—	62,829
Earnings from mine operations	$96,049	$104,306	$7,403	$—	$—	$207,758

Other significant items of income and expense
Write-down of assets	$1,910	$522	$829	$—	$—	$3,261
Exploration and evaluation expenses	4,095	4,181	1,800	—	899	10,975
Mine standby costs	—	931	5,534	—	—	6,465
Income tax expense (recovery)	31,363	33,364	(6,474)	—	(4,336)	53,917
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	513	—	513

Capital expenditure information
Additions to property, plant and equipment during the period**	$42,000	$37,684	$174,249	$—	$1,704	$255,637
Capitalized interest	—	—	13,430	—	—	13,430
* Discontinued operations.
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
19. Segment information (continued)

As at and for the three months ended September 30, 2024	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$154,499	$111,553	$65,706	$—	$—	$331,758
Production costs	63,752	32,815	44,658	—	—	141,225
Depreciation and amortization	32,245	18,496	13,315	—	—	64,056
Earnings from mine operations	$58,502	$60,242	$7,733	$—	$—	$126,477

Other significant items of income and expense
Write-down of assets	$2	$—	$—	$—	$—	$2
Exploration and evaluation expenses	3,207	3,224	127	—	1,752	8,310
Mine standby costs	—	613	2,585	—	—	3,198
Income tax expense (recovery)	13,934	16,742	(17,923)	—	15,470	28,223
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	6,142	—	6,142

Capital expenditure information
Additions to property, plant and equipment during the period**	$37,466	$26,732	$92,128	$—	$1,771	$158,097
Capitalized interest	—	—	8,859	—	—	8,859
* Discontinued operations.
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
19. Segment information (continued)

As at and for the nine months ended September 30, 2025	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$615,982	$447,537	$178,177	$—	$—	$1,241,696
Production costs	235,852	107,871	130,886	—	—	474,609
Depreciation and amortization	88,008	60,693	40,260	—	—	188,961
Earnings from mine operations	$292,122	$278,973	$7,031	$—	$—	$578,126

Other significant items of income and expense
Write-down of assets	$4,132	$867	$3,427	$—	$—	$8,426
Exploration and evaluation expenses	9,101	10,164	1,997	—	3,956	25,218
Mine standby costs	—	3,861	11,391	—	—	15,252
Income tax expense (recovery)	103,520	14,585	(55,159)	—	(8,342)	54,604
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	1,084	—	1,084

Capital expenditure information
Additions to property, plant and equipment during the period**	$116,247	$115,524	$434,011	$—	$3,982	$669,764
Capitalized interest	—	—	35,665	—	—	35,665

Information about assets and liabilities
Property, plant and equipment	$873,740	$808,854	$2,930,398	$—	$13,406	$4,626,398
Goodwill	—	92,591	—	—	—	92,591
	$873,740	$901,445	$2,930,398	$—	$13,406	$4,718,989

Debt	$—	$—	$775,911	$—	$482,606	$1,258,517
* Discontinued operations.
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
19. Segment information (continued)

As at and for the nine months ended September 30, 2024	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$422,179	$307,846	$156,841	$—	$—	$886,866
Production costs	179,536	101,590	110,914	—	—	392,040
Depreciation and amortization	85,832	53,783	38,358	—	—	177,973
Earnings from mine operations	$156,811	$152,473	$7,569	$—	$—	$316,853

Other significant items of income and expense
Write-down (recovery) of assets	$1,754	$—	$(342)	$—	$—	$1,412
Exploration and evaluation expenses	6,020	6,715	387	—	3,007	16,129
Mine standby costs	—	1,246	6,575	—	—	7,821
Income tax expense (recovery)	27,917	45,190	(15,143)	—	8,022	65,986
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	8,635	—	8,635

Capital expenditure information
Additions to property, plant and equipment during the period**	$109,052	$81,052	$247,229	$—	$8,433	$445,766
Capitalized interest	—	—	23,514	—	—	23,514
* Discontinued Operations.
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

For the year ended December 31, 2024	Turkiye	Canada	Greece	Romania*	Other	Total

Information about assets and liabilities
Property, plant and equipment	$839,030	$754,566	$2,511,051	$—	$14,135	$4,118,782
Goodwill	—	92,591	—	—	—	92,591
	$839,030	$847,157	$2,511,051	$—	$14,135	$4,211,373

Debt	$—	$—	$424,422	$—	$491,003	$915,425

* Discontinued operations.